SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of December 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  'Scrip Dividend Offer'




Prudential plc - Result of Scrip Dividend Offer 1 December 2004

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, FRANCE, CANADA, SPAIN, SWITZERLAND, NEW ZEALAND OR SOUTH AFRICA

Prudential plc ("Prudential") today announces that it has received valid acceptances in respect of 1,795,650 new Ordinary shares pursuant to the Scrip Dividend Offer announced by Prudential on 1 November 2004 (the "Scrip Dividend Offer"), representing approximately 0.08 % of the issued share capital of Prudential.

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 1,795,650 Ordinary shares of 5 pence each fully paid to be admitted to the Official List. It is expected that admission will be granted on Tuesday 7 December 2004 and that dealings will commence on Wednesday 8 December 2004. When issued the Ordinary shares issued pursuant to the Scrip Dividend Offer will rank pari passu with the existing Ordinary shares.

Contact for Enquiries:

Media

Clare Staley                         020 7548 3719

Joanne Davidson                      020 7548 3708

Group Secretarial

Jennie Webb                          020 7548 2027


Company Official responsible for making notification:

John Price, Deputy Group Secretary   020 7548 3805

Definitions used in the Scrip Dividend Offer letter dated 30 October 2004 sent by Prudential plc to those shareholders who had elected to receive the interim dividend for the 6 months ended 30 June 2004 in the form of new Ordinary shares, shall have the same meanings when used in this announcement unless the context otherwise requires.

This announcement is not for release, publication or distribution, directly or indirectly, in whole or in part, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement is not an offer of securities for sale into the United States or in any jurisdiction in which such an offer or solicitation in unlawful. The securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration or an applicable exemption from registration. No public offering of the securities will be made in the United States.

This announcement does not constitute or form any part of, and should not be construed as, an offer to sell, or the solicitation of an offer to subscribe for, or acquire the new Ordinary shares being issued in connection with the Scrip Dividend Offer. The new Ordinary shares have not been, and will not be, registered under the applicable securities laws of France, Canada, New Zealand, Switzerland, Spain or South Africa. Accordingly, unless an exemption under any applicable laws is available, the new Ordinary shares may not be offered, sold, transferred, taken up or delivered, direct or indirectly, in France, Canada, New Zealand, Switzerland, Spain, or South Africa or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.

Prudential plc is not affiliated with Prudential Financial, Inc., the ultimate holding company of Prudential Insurance Company of America.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 December 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price
                                              Deputy Group Secretary